Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivers solid growth in second quarter and continues transformation to a focused medicines company
•	Net sales grew 5% (cc1, +7% USD) mainly driven by:
o	Cosentyx grew to USD 701 million, (+40% cc) with strong growth in all indications in the US and EU
o	Entresto sales more than doubled to USD 239 million, (+113% cc) driven by continued uptake worldwide
o	Oncology grew 10% (cc) driven by continued growth from Promacta/Revolade, Tafinlar + Mekinist and Jakavi, uptake of Kisqali and Kymriah and contribution from the AAA acquisition
•	Core[1] operating income grew 7% (cc, +9% USD), driven by higher sales and improved gross margin, partly offset by growth investments
•	Core EPS was USD 1.29 (+4% cc) as core operating income growth was partly offset by the discontinuation of income from the GSK consumer healthcare joint venture
•	Operating income grew 6% (cc, +9% USD) driving free cash flow[1] +10% to USD 3.6 billion
•	Net income was USD 7.8 billion, including a USD 5.7 billion net gain from the sale of our stake in the GSK consumer healthcare joint venture
•	Continued transformation to a focused medicines company:
o	Announced intention to seek shareholder approval for 100% spinoff[2] of the Alcon Division
o	GSK consumer healthcare joint venture stake sale completed for USD 13 billion
o	AveXis acquisition completed; successful pre-BLA meeting and on track for H2 2018 FDA submission
o	Announced share buyback of up to USD 5 billion, to be completed by end of 2019
•	Innovation momentum continued:
o	Kymriah approved by FDA for second indication, r/r DLBCL; in EU positive CHMP opinions[3]
o	Aimovig approved by FDA as the first CGRP treatment for migraine; in EU positive CHMP opinion
o	Tafinlar + Mekinist approved by FDA for adjuvant treatment of BRAF V600-mutant melanoma
o	AveXis 24 month data showed 100% of patients were alive and event-free
o	BAF312 US submission in SPMS was completed, on track for launch in early 2019
o	Biosimilars continue to advance in Europe with the approval of Zessly (infliximab) and positive CHMP opinion for adalimumab
•	Alcon sales grew 5% (cc, +7% USD) driving core operating income growth of 14% (cc, +16% USD)
•	2018 Group guidance re-confirmed: net sales in 2018 are expected to grow low to mid-single digit and core operating income is expected to grow mid to high-single digit (cc)
o	Reflecting first half performance, sales guidance for Alcon is revised upwards to mid-single digit growth while Sandoz is revised downwards to low-single digit decline
Key figures[1]
	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 158	12 242	7	5	25 852	23 781	9	5
Operating income	2 484	2 280	9	6	4 931	4 202	17	11
Net income	7 768	1 979	nm	nm	9 796	3 644	nm	nm
EPS (USD)	3.34	0.84	nm	nm	4.21	1.54	nm	nm
Free cash flow	3 562	3 243	10		5 477	4 908	12
Core
Operating income	3 541	3 235	9	7	6 881	6 245	10	6
Net income	3 011	2 866	5	3	5 993	5 556	8	3
EPS (USD)	1.29	1.22	6	4	2.58	2.35	10	5
nm = not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Completion of the transaction is subject to general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval at the 2019 AGM in line with Swiss corporate law.
3 Positive CHMP opinion for both r/r DLBCL and pediatric ALL indications

Basel, July 18, 2018 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:

“We made significant progress this quarter to transform Novartis into a focused medicines company.  We completed the Alcon strategic review, exited the OTC joint venture, and strengthened our innovation engine with the acquisition of AveXis. Operationally we delivered solid growth, with margins expanding and key growth drivers including Cosentyx delivering strong performance. We also advanced our transformational medicines portfolio as we launched Kymriah in DLBCL and Aimovig in the US, completed the regulatory submission of BAF312 to FDA, and progressed toward a submission of our gene therapy AVXS-101.”

Novartis strategy to become a focused medicines company

Our long-term strategy is to focus Novartis as a leading medicines company powered by data and digital. We reimagine medicine to create transformative treatments in areas of great medical need and find new ways to deliver them to people worldwide. We continue to execute this strategy by pursuing 5 priorities: operational execution, breakthrough innovation, data and digital leadership, restoring our reputation to be a trusted stakeholder in society, and the transformation of our culture.

During the second quarter, we took actions that reflect this strategy and our capital allocation priorities. Novartis concluded the strategic review of Alcon, determining that a proposed 100% spinoff is in the best interest of shareholders and consistent with the Novartis strategy of focusing as a leading medicines company. The planned spinoff would create the world leading eye care device company. Completion of the transaction is subject to general market conditions, tax rulings and opinions, final Board of Directors endorsement and shareholder approval at the 2019 AGM in line with Swiss corporate law. The transaction is expected to be tax neutral to Novartis. Mike Ball has become Chairman-designate, Alcon COO David Endicott took over as Alcon CEO on July 1st.

During the second quarter we also completed the sale of our stake in the GSK consumer healthcare joint venture for USD 13 billion. The proceeds are being deployed towards the AveXis acquisition, completed in the quarter, and the announced share buyback of up to USD 5 billion. Novartis intends to continue paying a strong and growing dividend in Swiss francs, with no adjustment for the intended 100% spinoff of Alcon. These actions are consistent with our capital allocation strategy, and the dividend policy and share buyback highlights our confidence in topline growth and margin expansion.

Novartis continues its long-term journey to rebuild trust with society and transform its culture. Strong actions have been taken this year to strengthen our organization including adding the Ethics, Risk and Compliance Officer to the executive committee, rolling out a new professional practices policy based on principles to help associates take better decisions and continuing to further leverage data analytics to become more predictive in identifying risks. The Novartis leadership team, at all levels of the organization, continues to reinforce the message of never compromising on ethical standards and values.

GROUP REVIEW

Second quarter financials

Net sales were USD 13.2 billion (+7%, +5% cc) in the second quarter, as volume growth of 9 percentage points (cc), mainly driven by Innovative Medicines growth drivers, was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Operating income was USD 2.5 billion (+9%, +6% cc) mainly driven by higher sales and improved gross margin, partly offset by growth investments. Core adjustments amounted to USD 1.1 billion (2017: USD 1.0 billion).

Net income was USD 7.8 billion, compared to USD 2.0 billion in prior year, benefiting from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture.

EPS was USD 3.34, compared to USD 0.84 in prior year, driven by growth in net income and the lower number of shares outstanding.

Core operating income was USD 3.5 billion (+9%, +7% cc) driven by higher sales and improved gross margin, partly offset by investments for key growth drivers. Core operating income margin in constant currencies increased 0.5 percentage points; currency impact was not significant, resulting in a net increase of 0.5 percentage points to 26.9% of net sales.

Core net income was USD 3.0 billion (+5%, +3% cc) as growth in core operating income was partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture.

Core EPS was USD 1.29 (+6%, +4% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 3.6 billion (+10% USD) compared to USD 3.2 billion in prior year, driven by higher cash flows from operating activities.

Innovative Medicines net sales were USD 8.9 billion (+10%, +8% cc) in the second quarter, as Pharmaceuticals grew 6% (cc) and Oncology grew 10% (cc). Volume contributed 12 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points largely due to Gleevec/Glivec in the US and Europe and certain Ophthalmology products. Pricing had a negative impact of 1 percentage point.

Operating income was USD 2.3 billion (+11%, +8% cc), mainly driven by higher sales and improved gross margin, partly offset by higher growth and launch investments. Core adjustments were USD 0.6 billion (2017: USD 0.5 billion). Core operating income was USD 2.9 billion (+14%, +12% cc). Core operating income margin in constant currencies increased by 1.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a margin of 32.2% of net sales.

Sandoz net sales were USD 2.5 billion (0%, -2% cc) in the second quarter, as 9 percentage points of price erosion, mainly in the US, were largely offset by 7 percentage points of volume growth. Excluding the US, net sales grew by 5% (cc). Global sales of Biopharmaceuticals grew 34% (cc), mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in Europe, and Zarxio (filgrastim) in the US.

Operating income was USD 328 million (-1%, -2% cc) mainly due to lower sales and higher ex-US M&S investments, partly offset by a legal settlement gain. Core operating income was USD 480 million (-3%, -5% cc). Core operating income margin decreased by 0.6 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 0.8 percentage points to 19.5% of net sales.

Alcon net sales were USD 1.8 billion (+7%, +5% cc) in the second quarter. Surgical growth of 8% (cc) was mainly driven by double-digit growth of implantables, which includes intraocular lenses (IOLs) and CyPass Micro Stent, and continued strong growth in consumables. Vision Care sales grew 1% (cc), as double digit growth of Dailies Total1 was mostly offset by declines in both weekly/monthly lenses and contact lens care. Alcon’s results reflect the sixth consecutive quarter of net sales growth as a result of improved operations, innovation, and customer relationships.

Operating income was USD 65 million compared to USD 29 million in prior year, mainly driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income was USD 338 million (+16%, +14% cc). Core operating income margin in constant currencies increased by 1.5 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 1.6 percentage points to 18.6% of net sales.

First half financials

Net sales were USD 25.9 billion (+9%, +5% cc) in the first half, as volume growth of 9 percentage points (cc), mainly driven by Innovative Medicines growth drivers, was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Operating income was USD 4.9 billion (+17%, +11% cc) driven by higher sales and improved gross margin, partly offset by growth investments. Core adjustments amounted to USD 2.0 billion (2017: USD 2.0 billion).

Net income was USD 9.8 billion, compared to USD 3.6 billion in prior year, benefiting from a USD 5.7 billion net gain recognized from the sale of our stake in the GSK consumer healthcare joint venture and the contribution from the growth in operating income, partly offset by the discontinuation of income from the GSK consumer healthcare joint venture.

EPS was USD 4.21, compared to USD 1.54 in prior year, driven by growth in net income and the lower number of shares outstanding.

Core operating income was USD 6.9 billion (+10%, +6% cc) driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income margin in constant currencies increased 0.3 percentage points; currency impact was not significant, resulting in a net increase of 0.3 percentage points to 26.6% of net sales.

Core net income was USD 6.0 billion (+8%, +3% cc) driven by growth in core operating income, partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture.

Core EPS was USD 2.58 (+10%, +5% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 5.5 billion (+12% USD) compared to USD 4.9 billion in prior year, mainly driven by higher cash flows from operating activities, partly offset by higher investments in intangible assets.

Innovative Medicines delivered net sales of USD 17.3 billion (+11%, +7% cc) in the first half, as Pharmaceuticals grew 6% (cc) and Oncology grew 8% (cc). Volume contributed 12 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points largely due to Gleevec/Glivec. Pricing had a negative impact of 2 percentage points.

Operating income was USD 4.4 billion (+18%, +13% cc) mainly driven by higher sales, partly offset by higher growth and launch investments. Core adjustments were USD 1.1 billion (2017: USD 1.1 billion). Core operating income was USD 5.5 billion (+13%, +8% cc). Core operating income margin in constant currencies increased by 0.5 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 0.7 percentage points to 31.8% of net sales.

Sandoz net sales were USD 5.0 billion (+2%, -3% cc) in the first half, as 8 percentage points of price erosion, mainly in the US, were partly offset by 5 percentage points of volume growth. Excluding the US, net sales grew by 5% (cc). Global sales of Biopharmaceuticals grew 23% (cc) mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in the EU.

Operating income was USD 737 million (+10%, +4% cc) mainly driven by strong gross margin improvements and higher divestment gains, partly offset by lower sales and higher ex-US M&S investments. Core operating income was USD 979 million (+2%, -2% cc). Core operating income margin increased by 0.2 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.1 percentage points to 19.7% of net sales.

Alcon net sales were USD 3.6 billion (+9%, +6% cc) in the first half. Stock in trade movements accounted for approximately 1% (cc) of growth. Surgical sales grew 8% (cc) driven mainly by implantables and consumables. Vision Care sales grew 3% (cc) driven by contact lenses, including continued double-digit growth of Dailies Total1.

Operating income was USD 155 million in the first half, compared to USD 27 million in prior year, driven by higher sales and improved gross margin, partly offset by growth investments. Core operating income was USD 698 million (+27%, +21% cc). Core operating income margin in constant currencies increased by 2.3 percentage points; currency had a positive impact of 0.5 percentage points, resulting in a net increase of 2.8 percentage points to 19.4% of net sales.

Key growth drivers

Underpinning our financial results in the second quarter is a continued focus on key growth drivers, including Cosentyx, Entresto, Promacta/Revolade, Tafinlar + Mekinist, Kisqali, Jakavi, Lutathera and Kymriah as well as Biopharmaceuticals and Emerging Growth Markets.
Growth Drivers (Q2 performance)
•	Cosentyx (USD 701 million, +40% cc) delivered strong volume growth across all indications in the US (USD 409 million, +33% cc) and rest of the world (USD 292 million, +53% cc).
•	Entresto (USD 239 million, +113% cc) more than doubled sales driven by uptake in all launched markets (US +95% cc, rest of world +145% cc).
•
Promacta/Revolade (USD 292 million, +38% cc) grew at a strong double-digit rate across all regions driven by increased demand and continued uptake of the thrombopoietin class for chronic immune thrombocytopenia.

•	Tafinlar + Mekinist (USD 284 million, +28% cc) continued strong double-digit growth in melanoma and NSCLC across all regions due to increased demand.
•
Kisqali (USD 59 million) continues to progress with growth in the US and launches in some EU countries. Additional markets in the EU are expected to gain reimbursement over the next 12 months and filings are underway with other health authorities worldwide.

•
Jakavi (USD 239 million, +24% cc) delivered continued strong double-digit growth across all regions driven by the myelofibrosis indication and reimbursement of the second-line polycythemia vera indication in additional countries.

•
Lutathera (USD 24 million) launch in the US is progressing well, with over 50 centers actively treating. The Centers for Medicare & Medicaid Services (CMS) granted Lutathera Pass-Through status, effective July 1, 2018. Sales from all AAA brands were USD 76 million in the quarter.

•	Kymriah (USD 16 million) received FDA approval in May 2018 for the treatment of relapsed or refractory (r/r) adult DLBCL patients.
•	Biopharmaceuticals (USD 363 million, +34% cc) grew mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in the EU, and continued growth of Zarxio in the US.
•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, grew (+8% USD, +9% cc) mainly driven by China (+10% cc) and Russia (+14% cc).

Strengthen R&D

Innovation Review

Due to our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the second quarter of 2018 include:

New approvals and regulatory opinions (in Q2)

•
Kymriah (tisagenlecleucel), first-in-class CAR-T therapy, received second FDA approval to treat appropriate relapsing/refractory (r/r) patients with large B-cell lymphoma. Kymriah demonstrated an overall response rate of 50%, with median duration of response not yet reached at the time of data cut-off. In Europe, Kymriah received positive CHMP opinions for r/r DLBCL and pediatric ALL.

•
Aimovig (erenumab) was approved and launched in the US for the preventive treatment of migraine in adults. Aimovig, is the first and only FDA-approved treatment to block the calcitonin gene-related peptide receptor (CGRP-R). Novartis co-commercializes Aimovig with Amgen in the US and Novartis has the exclusive rights to Aimovig ex-US, except for Japan. In Europe, Aimovig received a positive CHMP opinion during Q2.

•
Tafinlar + Mekinist was approved in the US and Japan for adjuvant treatment of BRAF V600-mutant melanoma. Data showed significant reduction in the risk of disease recurrence or death compared to placebo by 53%. The combination was also approved by FDA for the treatment of patients with locally advanced or metastatic anaplastic thyroid cancer with BRAF V600E mutation.

•
Gilenya (fingolimod) was approved by FDA as the first disease-modifying therapy for pediatric relapsing multiple sclerosis. Gilenya reduced the annualized relapse rate by approximately 82% vs. interferon beta-1a injections.

•
Promacta (eltrombopag) received FDA Priority Review for first-line treatment of SAA based on data showing 52% complete response rate and 85% overall response rate when added to standard immunosuppressive therapy. FDA also granted Promacta Breakthrough Therapy designation for treatment of hematopoietic sub-syndrome of acute radiation syndrome.

•	Signifor LAR was approved by FDA for the treatment of Cushing’s disease.

•	Cosentyx (secukinumab) received FDA approval on the PsA efficacy labeling supplement to include radiographic response data from the FUTURE 5 study.

•	Sandoz biosimilar Zessly (infliximab, Janssen and Merck’s Remicade®) was approved in Europe. Zessly was the third Sandoz Biosimilar approved by the EU in the last 12 months.

•	Sandoz proposed biosimilar adalimumab (AbbVie’s Humira®) received a positive CHMP opinion and is expecting an EU approval decision in August.

•	Sandoz proposed biosimilar rituximab received a complete response letter (CRL) from FDA.

Regulatory submissions and filings (in Q2)

•	BAF312 (siponimod) submission in SPMS completed with a Priority Review Voucher during the second quarter, awaiting file acceptance and on track for launch in early 2019.

Results from ongoing trials and other highlights (in Q2)

•
AVXS-101 data presented at AAN demonstrated all patients in the SMA Type 1 study were alive and event-free and with no need for permanent ventilation 24 months following gene transfer. Patients enrolled in the Long-Term Follow-Up study continued to achieve new milestones. Initial data from the pivotal Type 1 study showed that all symptomatic patients who were enrolled in the study as of April 11, 2018, were alive and event-free without the need for permanent ventilation. During Q2, Novartis had a successful pre-BLA meeting with FDA; on track for H2 2018 FDA submission.

The Phase I data in SMA Type 1 will be the basis for the BLA submission with some data from the on-going Phase III STR1VE study.

•
BAF312 EXPAND study data presented at AAN showed a reduced risk of disability progression was sustained at three-months (14-20% compared to placebo), and an even greater reduction for disability sustained at six-months (29-33%). Siponimod also had a meaningful benefit on patients' cognitive processing speed.

•
RTH258 (brolucizumab) data presented at ARVO showed that patients identified for a 12-week treatment interval in Phase III HAWK and HARRIER trials had an 87% and 83% probability of successfully continuing on a 12-week interval through week 48. On track for filing in Q4 2018.

•	Cosentyx data presented at the Annual European Congress of Rheumatology advanced the understanding of the role of IL-17A and reinforced Cosentyx leadership in spondyloarthritis.

•
Kymriah JULIET trial demonstrated more than one-year durability of responses in adult patients with relapsed or refractory DLBCL, with an overall response rate of 52% and median duration of response not reached at a median 14-month follow-up; as well as patients’ having a 65% chance of being relapse-free one year after onset of response.

•
Aimovig LIBERTY data at AAN reinforced the robust and consistent efficacy of Aimovig for migraine patients with multiple treatment failures. Patients taking Aimovig had nearly three-fold higher odds of having their migraine days cut by at least 50%. Long term safety and efficacy data for chronic migraine demonstrated sustained reductions in monthly migraine days and long term safety and tolerability data in episodic migraine showed the safety profile was consistent with that seen in the pivotal trials.

•
QGE031 (ligelizumab) in a Phase IIb trial demonstrated rapid onset of action, and improved and sustained efficacy compared with omalizumab in patients with chronic spontaneous urticaria who are not adequately controlled by H1 antihistamines.

•
Lutathera (lutetium Lu 177 dotatate) NETTER-1 study data in patients with progressive midgut NETs was published in the Journal of Clinical Oncology showing significantly longer time to deterioration of key quality of life measures, 28.8 months vs. 6.1 for global health status and 25.2 months vs. 11.5 for physical functioning.

•
Kisqali (ribociclib) MONALEESA-3 data were presented at ASCO showing Kisqali plus fulvestrant demonstrated superior efficacy, with median PFS of 20.5 months vs. 12.8, in first- and second-line postmenopausal patients with HR+/HER2- advanced breast cancer. Additionally, 70% of Kisqali patients were estimated to remain progression-free at median follow-up of 16.5 months.

•
Jakavi (ruxolitinib) real-world data presented at the European Hematology Association showed a reduction in risk of death and dangerous blood clots for patients with rare blood cancer. Patients with lower-risk MF achieved spleen size reductions when treated with Jakavi, with 82% achieving a ≥50% reduction.

•
Sandoz Biosimilars Zessly (infliximab) and Erelzi (etanercept) data in rheumatoid arthritis was presented at EULAR. Research from the 54-week REFLECTIONS B537-02 study of Zessly and the 48-week EQUIRA study of Erelzi showed that each biosimilar matched its reference biologic in terms of safety, efficacy and quality, reinforcing previously-presented findings.

•
FocalView app was launched providing an opportunity for patients to participate in ophthalmology clinical trials from their home. Using patients' self-recorded measurements, FocalView aims to enable more sensitive trial endpoints and more accurate patient-reported outcomes.

•	Alcon AcrySof IQ PanOptix intraocular lens (IOL) data showed significantly improved near and intermediate distance vision compared to the ZEISS AT LISA®* tri 839MP IOL.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

During the first half of 2018, Novartis repurchased 9.2 million shares (USD 0.7 billion) to mitigate dilution related to participation plans of associates. In addition, 1.4 million shares (USD 0.1 billion) were repurchased from associates, and 14.9 million treasury shares (USD 0.8 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding increased by 4.3 million versus December 31, 2017. Novartis aims to offset the dilutive impact from equity-based participation plans of associates over the remainder of the year. These treasury share transactions resulted in a net cash outflow of USD 0.3 billion. On June 29, 2018, Novartis announced a new up-to USD 5 billion share buyback to be executed by the end of 2019 on the second trading line.

As of June 30, 2018, the net debt increased by USD 0.2 billion to USD 19.2 billion versus December 31, 2017. The increase was mainly driven by the USD 7.0 billion annual dividend payment, the acquisition of Advanced Accelerator Applications S.A. in Q1 and of AveXis, Inc. in Q2 2018, mostly offset by the inflow from the sale of the stake in the GSK consumer healthcare joint venture and USD 5.5 billion free cash flow in H1 2018. From July 2018, the long-term credit rating for the company is A1 with Moody’s Investors Service, AA- with S&P Global Ratings and AA with Fitch Ratings.

2018 Outlook

Barring unforeseen events

We re-confirm our Group outlook as presented at the beginning of 2018. Group net sales in 2018 are expected to grow low to mid-single digit (cc). Group core operating income in 2018 is expected to grow mid to high-single digit (cc).

From a divisional perspective, we expect net sales performance (cc) in 2018 to be as follows:
•	Innovative Medicines: grow mid-single digit
•	Sandoz: revised downwards to decline low-single digit
•	Alcon: revised upwards to grow mid-single digit

If mid-July exchange rates prevail for the remainder of 2018, the currency impact for the year would be positive 1 percentage point on net sales and positive 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Executive Committee of Novartis (ECN) changes

•	Shannon Thyme Klinger was appointed to Group General Counsel. She was previously Chief Ethics and Compliance Officer and Global Head of Litigation since 2016.

•	Robert Weltevreden was appointed Head of Novartis Business Services. He was previously Head of Business Services for Syngenta.

•	Mike Ball was appointed Chairman-designate of Alcon, where he will focus on preparing Alcon for the intended spinoff. In order to focus fully on the Alcon separation, he stepped down from the ECN.

•	David Endicott was appointed CEO of Alcon. He was previously Chief Operating Officer (COO) of Alcon since July 2016. In light of the potential spinoff, he will not become a member of the ECN.

Summary Financial Performance

Innovative Medicines	Q2 2018	Q2 2017 restated [1]	% change		H1 2018	H1 2017 restated [1]	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 876	8 084	10	8	17 274	15 602	11	7
Operating income	2 252	2 027	11	8	4 387	3 707	18	13
As a % of sales	25.4	25.1			25.4	23.8
Core operating income	2 854	2 496	14	12	5 485	4 851	13	8
As a % of sales	32.2	30.9			31.8	31.1
Sandoz	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 463	2 451	0	-2	4 980	4 881	2	-3
Operating income	328	330	-1	-2	737	673	10	4
As a % of sales	13.3	13.5			14.8	13.8
Core operating income	480	497	-3	-5	979	957	2	-2
As a % of sales	19.5	20.3			19.7	19.6
Alcon	Q2 2018	Q2 2017 restated [1]	% change		H1 2018	H1 2017 restated [1]	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 819	1 707	7	5	3 598	3 298	9	6
Operating income	65	29	nm	nm	155	27	nm	nm
As a % of sales	3.6	1.7			4.3	0.8
Core operating income	338	291	16	14	698	549	27	21
As a % of sales	18.6	17.0			19.4	16.6
nm = not meaningful Corporate	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-161	-106	-52	-45	-348	-205	-70	-58
Core operating loss	-131	-49	nm	nm	-281	-112	nm	nm
nm = not meaningful
Total Group	Q2 2018	Q2 2017	% change		H1 2018	H1 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 158	12 242	7	5	25 852	23 781	9	5
Operating income	2 484	2 280	9	6	4 931	4 202	17	11
As a % of sales	18.9	18.6			19.1	17.7
Core operating income	3 541	3 235	9	7	6 881	6 245	10	6
As a % of sales	26.9	26.4			26.6	26.3
Net income	7 768	1 979	nm	nm	9 796	3 644	nm	nm
EPS (USD)	3.34	0.84	nm	nm	4.21	1.54	nm	nm
Cash flows from operating activities	3 942	3 582	10		6 456	5 627	15
Free cash flow	3 562	3 243	10		5 477	4 908	12
nm = not meaningful
[1] Restated to reflect the product transfers between divisions, announced on October 24, 2017 and January 24, 2018.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2205794/857175.pdf

Novartis Q2 2018 and H1 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continues,” “on track,” “intention,” “to seek,” “to become,” “progress,” “strategic review,” “proposed,” “growth investments,” “strategic,” “launch,” “would,” “outlook,” “momentum,” “launched,” “positive CHMP opinions,” “expected,” “intends,” “confidence,” “potential,” “strategy,” “priority,” “priorities,” “priority review,” “pipelines,” “pipeline,” “subject to,” “expecting,” “expect,” “will,” “continued,” “continue,” “planned,” “focus,” “plans,” “plan,” “progressing,” “growth drivers,” “clinical development,” “ongoing,” “initiate,” “submission,” “to advance,” “aims,” “fast track,” “Breakthrough Therapy designation,” “filing,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the proposed 100% spinoff of the Alcon Division, including express or implied discussions regarding the potential financial or other impact on Novartis, and the potential strategic benefits, synergies or opportunities expected as a result of the proposed spinoff; or regarding the potential impact on Novartis of the completed acquisition of AveXis Inc., including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected from the acquisition; or regarding the potential financial or other impact of the other significant acquisitions and reorganizations of recent years; or regarding the potential impact of the share buyback; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed 100% spinoff of the Alcon Division will be approved by our shareholders, or that it will be completed, or completed as currently proposed, or at any particular time. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the proposed 100% spinoff of the Alcon Division, or that the proposed spinoff will in fact maximize shareholder value. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant acquisitions and reorganizations of recent years. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Neither can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this release; the potential that the proposed 100% spinoff of the Alcon Division may not be approved by our shareholders, or that it may not be completed, or completed as currently proposed, or at any particular time; the potential that the strategic benefits, synergies or opportunities expected from the proposed 100% spinoff of the Alcon Division may not be realized or may take longer to realize than expected, or that the proposed spinoff may not in fact maximize shareholder value; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Remicade® is a registered trademark of Janssen Biotech, Inc. Humira® is a registered trademark of AbbVie Inc. AT LISA® is a registered trademark of Carl Zeiss Meditec AG. Stelara® is a registered trademark of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 125,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 18, 2018            Third quarter results 2018
November 5, 2018          Novartis R&D update London
November 27, 2018        Alcon capital markets day New York
December 4, 2018           Alcon capital markets day London